

INVEST IN **JUVO JOBS**

Taking the hassle out of hiring. Juvo revolutionizes the way people find jobs.

LEAD INVESTOR



Andrew Cooper

In my 25 yrs as a business advisor I have been involved with many successful entrepreneur CEOs and business executives. But the leader that I have had the best relationship with is Mark Emery (Juvo's CEO). Having been a part of several of Mark's previous successfully exited companies, I have had the pleasure to work with someone who is not only at the forefront of hiring technology, but someone with a drive and genuine passion for revolutionizing the industry. Mark and fellow CEO Debbie Emery, have long been on a mission to make the hiring process work better for small-midsize business owners. I can see Juvo is the culmination of this, and that is why I am excited to invest. I am drawn to Juvo because of the size of the market that Juvo is addressing (80mm hourly workers in the US alone), and the real-time impact this app has on how employers like me hire new talent. The app is super easy to use from an employer perspective, and I know seekers who have had a great experience finding work through the Juvo Network. In this sense, Juvo is the easy, and instant solution to a very real problem. One which no other company has addressed. For those of us wrapped up in the hiring process, we know how difficult it can be to find new talent quickly, and without wasting resources. But Juvo gives small-midsize employers the leverage that before has been exclusively enjoyed by large enterprises. And with minimal lift from employers themselves. But more than this, I know that the Juvo team are out there doing good on a person-person basis, up and down the country. Mark and Debbie have always been concerned with nourishing local communities, and supporting the people around them. Juvo is doing some fantastic work with universities, technical colleges, and apartment communities to get seekers and employers connected and into jobs. With the ongoing hiring crisis snapping at our heels, it is my belief that we have never needed Juvo's services more than now. Users of the app will already know that the Emerys' personal touch carries across each interaction. From an employer perspective this is another reason why

carries across each interaction. From an employer perspective this is another reason why Juvo is night and day to the lousy "pay & pray" job boards that we've been dealing with for so many years. Anything that solves my issues and saves me time and money is a winner. This combined with my personal experience of Mark and how he conducts his business, means I have no doubt that Juvo is a very smart investment for me, and my fellow business owners.

Invested $100,000 this round

juvojobs.com Atlanta GA

Main Street | Technology | Software | B2C | Community

Highlights

1 Huge market demand; 80 million hourly workers in the US, each change jobs 3 to 5 times per yr.

2 Juvo's geolocator tech highlights the jobs that are closest to the seeker. We push the jobs to you.

3 Exceeding expectations. Scaled nationally in 120 days.

4 An experienced team with 30+ years in hiring and HR technology. Proven track record of returning investments 10 fold.

5 Personal investment in this project. Ensuring hourly workers thrive in our family & yours.

5 Personal investment in this project. Ensuring hourly workers thrive in our family & yours.

Our Team



Mark Emery Co-Founder - CEO

4x founder & HR technology expert. Mark has extensive experience of raising capital to bring products to market which create ROI. Previous Exits - Information Access Management 30 Yrs Experience in Hiring & HR Tech "Serial Entrepreneur" - Forbes



Debbie Emery Co-Founder - COO

An Executive many times over, Debbie brings years of expertise in implementing new technologies in the workplace. Vice President - Information Access Management Vice President - GoHire Development Manager - National MS Society



Mike Shutt CTO

Working with software companies since 1998. Mike knows everything there is to know about how to to build and scale SaaS platforms. Co-founder and CTO - Advectis Developed a SasS platform used to process over 1M mortgages/year Atlanta Tech Angel



Jeff Baumohl Vice-President of Partnerships

An HR Tech industry veteran with 25+ yrs experience driving growth for organizations ranging from start-ups to the Fortune 100. Extensive experience building and launching hourly talent acquisition solutions to the market.



Alexis Miller Digital Marketing Community Manager

Alexis brings a fresh perspective to Juvo. Her understanding of how to build a digital community is invaluable. 5 Years Experience in Events Industry Grown Social Media Following by 60% Taking Juvo to the Next Level in ASO



Years Experience in Events Industry Grown Social Media Following by 60% Taking Juvo to the Next Level in ASO, Email, & SM Marketing

Pitch



Juvo
Filters
Juvo works best locally, please zoom in
Dunwoody
JUVO
Where Jobs Find You
00:43

THE PROBLEM

Hourly work and salaried work are not the same. So why do we expect people to find these jobs in the same way? In fact, there has never been a system in place to enable 63% of America's workforce to find employment. That's double the population of California that have been overlooked!

Job boards just don't cut it. They have failed to evolve to meet the needs of hourly workers today. Meaning, across the US there are 80 million hourly workers looking for jobs without sufficient tools to support them.



THE US WORKFORCE
Hourly Workers
63%
Salaried Workers





The Problem: 80mm Hourly Workers are Looking for Jobs in the Wrong Places
Hourly Workers
Unaware of local job opportunities.
An average of 19.7 mile commute each way.
Requires multiple jobs to earn living wage.
Average time in a job is 120 days.
Job Boards
Built for salaried workers.
Searching vacancies by zip code is too broad.
$250+ average for 20 days job posting. Built for large employers.
Advertising model limits visibility of available jobs.
Employers
Lack of local hires means staff are unavailable at short notice.
High cost for job board ads that do not yield results.
An average of 3 weeks to fill vacancies.
80+% annual turnover rate.
Job boards are built for salaried workers. They cannot meet the specific demands of the hourly workforce. Funneling hourly workers into this system is not effective.

WE HAVE THE SOLUTION

We understand this struggle professionally and personally. When our children were searching for jobs, we were frustrated by the lack of awareness of local opportunities. Therefore, we created Juvo; a better way to connect seekers and employers that takes the hassle out of hiring.



3 STEP APPROACH
1 AWARENESS
2 LOCATION
3 APPLICATION

We identified three key issues with the current system: awareness, location, and application.

Juvo addresses each of these directly to enable the hourly worker to thrive.

<u>Location</u>

As a business, having employees that live nearby, that can come into work on short notice is essential. Yet the average hourly worker faces a 19.7 mile commute each way to work. We know this is unsustainable for the seeker and the employer. But, current job boards are not addressing this problem. Organizing by zip code creates too broad an area. Indeed, depending on where you live, a job that appears to be 5 miles out of your zip code can actually result in an hour and a half commute. This needs to change.

IT'S PERSONAL

We have four children: Preston, Megan, Daniel, and Stacie. They are only a couple of months apart, but their experience of finding work could not be more different. For Preston and Megan, their journey toward salaried jobs was enabled by a variety of tools. But for Daniel and Stacie, who work in hourly wage positions, no such support was available.


Stacie, 25
Server
• $9 per/hr.
• 5 employers last yr.
• 26-mile commute
• No stable housing
• Inconsistent transportation
Megan, 26
Business Dev
• $90K per/yr.
• 2 yrs. at company
• Works from home
• Homeowner
• Full benefits
Daniel, 28
Call Center / Server
• $14 per/hr.
• Works 3 jobs
• 1hr+ commute
• 2 roommates
• No savings
Preston, 29
Tech Sales
• $130K per/yr.
• 4 yrs. at company
• 1-mile commute
• Homeowner
• $100K in savings

<u>Application</u>

Then we spotted another issue. When Daniel and Stacie did find a position that looked suitable, the long process of filling out a paper-application, waiting for a possible interview, and waiting again for an offer, frustrated the gap between paychecks; putting them in more financially vulnerable position than their siblings.

Due to the income disparity between hourly and salaried work, it just doesn't make sense to us that hourly workers should go through the same application process. Employers want to see a candidate's attitude and aptitude towards the position, that's why Juvo hosts video resumes instead of cover letters. So the employer can see the candidate's personality and connect immediately.

SOMETHING NEW

Awareness

Juvo is not a job board.

Instead, the Juvo app leverages innovative geolocator technology to organize job openings by location. The app actively pushes job opportunities to seekers that are nearby. This is an approach that no one else is taking.

Juvo is creating a paradigm shift from *seekers looking for jobs*, to *jobs finding seekers*. We know that seekers and employers are moving towards more automated technology to help with employment, and Juvo is already experiencing great success with this model.


Juvo is Already Successfully Disrupting the Competitive Landscape
Seekers have to be on the right job board, in the right 20 day posting period, on the right page, to hopefully find the right job in the right location. It's a lottery.
Over 1,000 Job Boards.
Up front Advertising/per click fee. (avg. $250+).
Salary job focused.
Post time is limited. (avg. 20 days).
Over 5,000 pages of postings to scroll through.
Career Builder
Indeed
Zip Recruiter
Glass Door
Monster
Wasted Time

On average a thirty day ad will set your business back $250+. This model is flawed as it relies on the right seeker, being on the right page, of the right job board at exactly the right time to see a job opportunity that could be just round the corner!

But on Juvo, job postings do not time out. Vacancies are always visible, and it's free to use for seekers! In fact, employers only pay $4.99 to connect with seekers. It's that simple.

WORLD CLASS TEAM

Our board of advisors has been specifically chosen for their knowledge in taking companies with the same two-sided market model to scale. Their knowledge of the revenue model and our understanding of the hiring process, puts Juvo in the best position to flourish. Not just as a business, but as a force for change.


Steve Johnson
A true master of software and of scaling hyper-growth enterprises, Steve's know how in building a tech company from the ground up has enabled Juvo's success in Atlanta, Georgia and supported our national rollout.
• CRO for Hootsuite - an enterprise software company used by over 80% of the Fortune 100 companies
• Took HootSuite From 27 Employees to 1,000+ globallly
• President & COO - Berkshire Grey
• President & COO - VidYard


Ed Wolff
As CRO of the world's leading insurtech platform for real estate, and former CAO at one of America's largest property management companies, Ed brings over 25 years worth of business experience and advice to the Juvo family.
• CRO - LeaseLock
• President of the Society for Human Resource Management
• Division President - RealPage
• CAO - Pinnacle Property Management Services
• "He understands all facets of the business and knows which levers to pull." - Vanderveer


An expert in business strategy, Nancy has advised Juvo to set ambitious growth targets and helped us strategize on how achieve them.
• President and Founder - P2Excellence, a business performance consulting firm
• Previous Experience With Start Ups, Small Businesses, and Fortune 500 Companies
• "One of Atlanta's Premier Thought Leaders in Human Resources" (Gary Jones, Chief HR Officer, Grizzard)

Nancy Vepraskas



John is the former President and CEO of Cox Enterprises, a globally recognized brand. John's understanding of how to operate the day to day of a company on a large scale has been invaluable to Juvo's growth.

- Dedicated member of Cox Enterprises for 40+ years
- Spearheaded Cox Automotive - The world's largest automotive wholesaler
- Oversaw more than $3 billion in acquisitions and investments.

John Dyer



We're super excited about having David on our board of advisors. His ability to scale companies financially in competitive markets is invaluable to the success of Juvo's revenue model

- CEO - Gilbert & Associates
- Raised Heartland Payment System's Stock Price by 370%
- Expert in Bran Strategy and Development

David Gilbert



Results Driven Team
Mark Emery
Co-Founder, CEO
Debbie Emery
Co-Founder, CEO
Mike Shutt
CTO
Jeff Baumohl
VP of Partnerships
Alexis Miller
Social Media Manager
Michael Scott
Director of Marketing
Beth Costley
Community Manager
Chris Issacs
Web Designer
ADVISORS AND INVESTORS
Steve Johnson
CRO - HootSuite
John Dyer
CEO -Cox Enterprises
Nancy Vepraskas
SVP/HR - United Way
David Gilbert
Heartland Payment Systems
Dallas Celement
EVP & CFO - Cox Enterprises
George Stoeckert
Director - The Brinks Co
Gary Butler
Former Chairman & CEO - ADP
Ed Wolff
CRO - LeaseLock

WHERE WE'RE GOING

(Forward-looking projections cannot be guaranteed)

For the past fifty years the turnover rate in hourly employment has remained steady. The average seeker has five employers a year. Juvo's revenue model

demonstrates that this churn is not an issue but a reality in which Juvo can thrive.


Juvo's Revenue Model Works in Any Economy: Turnover in the Workforce is Perpetual
Yearly Turnover (millions)
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Juvo generates revenue by connecting employers and seekers in new jobs. Therefore an elevated rate of churn presents a greater opportunity for Juvo.
Record 4.4 Million Quit Jobs in September - CFO
65% of workers are looking for a new job, and the numbers could get higher
Job openings soar to 10.9 million as companies struggle to fill positions

For Juvo, one seeker generates on average, $60 per year. As our number of users grows, and we add more job opportunities to the platform, the number of connections made will exponentially increase. We are already seeing evidence of this growth, as we gained 43,000+ new downloads in Jan 2022 alone!


JUVO'S BUSINESS MODEL
Apply for 60 jobs a year
Connect with employer ~20% of the time
$4.99 per connection
$60 per seeker per year


Juvo in Action: Seeker Growth
Downloads
Account Creation
Submissions
50000
40000
30000
43792
27348



20000
10000
0
20183
10211
10623
10090
13278
4171
3936
4557
1342
1527
2434
754
502
416
Jul '21
Aug '21
Sep '21
Oct '21
Nov '21
Dec '21
Jan '22
Month Beginning
Proof Of Concept Phase
Testing different digital advertising platforms to decrease Cost per Download
Scaling Phase
Cost per Download = $0.78

OUR GOAL

At this stage in Juvo's journey we are looking to raise $5 million to accelerate our national expansion. We anticipate having 10 million seekers on the app within the next three years. This funding will be put towards marketing and scaling operations that will enable us to continue to transform the job market nationwide.



WE'RE GOING UP
$3B
Revenue/Year
At 25% Market Penetration
3
Third Year Goal:
10 Million Employer-Seeker Connections
2
Second Year Goal:
140,000 Employer Locations
1
First Year Goal:
National Rollout
June 2020
Users in
50 States
$59.88/year From Each Active Seeker
1 Seeker = 12 connections/year
$4.99 per connection

Forward-looking projections are not guaranteed.

SEE JUVO SCALE




01:21
JUVO

Juvo was born out of our desire to support our local economy. This is essential to the way we do business, and to how we are scaling as a company. Founded in Georgia, Juvo is now used across all fifty states. When we launched in June, after our first round of seed funding, we aimed to be nationwide within the year. But the dramatic demand for Juvo's services enabled us to achieve this in one hundred twenty days.


EMPLOYER LOCATIONS WITH JUVO APPLICANTS
United States


THE GROWTH PLAYBOOK
DIGITAL
Social Media, Google Ads, Digital Engagement.
EVENTS
Juvo Jams, Job Fairs, Campus Events, Feet on the Street Sign Ups.
PARTNERSHIPS
Juvo Flywheel. Access All Areas of Local Economy.
REFERRALS
Seekers and Employers Receive a Referral Bonus.


Juvo's Network Effect & Employer Case Studies
Your Company Here
Your Next Hire Here
Location Growth
3,800
937
325
118
1
1-60 DAYS
60-90 DAYS
90-120 DAYS
Preloaded Targets
and many, many more!

JUVO PARTNERSHIPS

Our community partnerships are key to Juvo's early success and future scalability. Partnering with universities, apartment complexes, and local non-profits enables Juvo to act as a facilitator to success across all aspects of a seeker's life, from education to accommodation. Vital to this is, of course, stable, suitable employment, which in turn benefits all aspects of the local economy. This is what we term our flywheel effect: a self-sufficient, self-scaling revenue model which can be replicated nationwide.


Multi-Family Housing
Employment
Transportation
Education
THE JUVO FLYWHEEL
JUVO BRINGS TOGETHER THE 4 PILLARS OF THE HOURLY WAGE ECONOMY


TAM: 80 MILLION HOURLY WORKERS
AND
5.6 MILLION SMALL BUSINESSES
$10+ BILLION ANNUAL JOB ADVERTISEMENT SPEND
$630+ BILLION SPENT ON VOLUNTARY STAFF TURNOVER


Juvo's Network Effect and Partner Case Studies
Growth of Apartment Units
Technical College System of Georgia
FORTIS
TIAM Asset Management
First Communities
1-60 DAYS
60-90 DAYS
90-120 DAYS
Your Property Here
Additional Partners & Prospects
LeaseLock
THE WARRIOR ALLIANCE
till
THE BARCO COMPANIES
MIDDLEBURG COMMUNITIES
and many, many more!

Juvo is already having a real time positive impact on the businesses surrounding Juvo-partnered properties.


STAGE 1
STAGE 2
STAGE 3
We have partnerships in the pipeline that will give Juvo access to hundreds of thousands of units.
7,671
65,000
167,000
*all figures refer to amount of units
We are here



Map shows Juvo partner properties in Tampa and surrounding employers with applies through Juvo.

House = Partnered Property
Blue Pin = Business with applies through Juvo

PARTNERSHIP TESTIMONIALS



"After partnering with Juvo at Amber Grove Properties in Marietta, we've achieved the highest level of monthly rent collections in the history of managing this property!"

Joseph Boronat, Regional VP of First Communities

"Juvo Jobs really stepped up to the plate for us during this pandemic. One email from Debbie said, "We're here to help," and we successfully hosted 2 virtual job fairs informing students and the community of their services. Juvo Jobs is officially "our go-to" for job resources."

Naomi Palmer, Career Services Specialist, Atlanta Public Schools - Adult Education

"Our partnership with Juvo has been outstanding. Their fresh approach to connecting job seekers and employers through the app has been beneficial to Career Services in enhancing resources to students and alumni seeking career opportunities. In addition to the technology, Mark and Debbie Emery have participated in various career development events providing their knowledge and expertise to students."

Ave Miller, Career Services Gwinnett Technical College

EYES ON US


11alive.com
01:49
You could call it 'Tinder' for job seekers out there

Juvo has already connected tens of thousands of seekers and employers. But with